UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Kellogg Company Pringles Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Kellogg Company

One Kellogg Square

Battle Creek, Michigan 49016-3599

Kellogg Company

Pringles Savings and Investment Plan

Financial Statements and

Supplemental Schedule

December 31, 2013 and 2012

Kellogg Company

Pringles Savings and Investment Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and December 31, 2012	2

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013 and the Period June 1, 2012 (commencement of Plan Operations) through December 31, 2012	3

Notes to Financial Statements December 31, 2013 and 2012	4–16

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	17

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Kellogg Company Pringles Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Pringles Savings and Investment Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 and the period June 1, 2012 (commencement of Plan operations) through December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan

June 25, 2014

Kellogg Company

Pringles Savings and Investment Plan

Statements of Net Assets Available for Benefits

as of December 31, 2013 and 2012

	2013	2012
Assets
Plan’s interest in Master Trust at fair value	$10,218,035	$1,655,433
Employer contribution receivable	8,610,135	5,482,400
Notes receivable from participants	172,614	—

Total assets	19,000,784	7,137,833

Liabilities
Accrued administrative service fees	51,201	5,609
Accrued financial advisory fees	110	—
Accrued trustee fees	13	13

Total liabilities	51,324	5,622

Net assets available for benefits at fair value	18,949,460	7,132,211

Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts	(2,440)	(2,319)

Net assets available for benefits	$18,947,020	$7,129,892

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Pringles Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2013 and for the Period

June 1, 2012 (commencement of Plan operations) through December 31, 2012

	2013	2012
Additions:
Contributions:
Employer	$8,610,135	$5,482,400
Participant	2,491,053	1,599,244
Rollovers from other qualified plans	92,309	33,429

Total contributions	11,193,497	7,115,073

Earnings on investments:
Plan’s interest in income of Master Trust	1,297,760	59,518
Redemption fees	(7)	—

Total earnings on investments, net	1,297,753	59,518

Total additions	12,491,250	7,174,591

Deductions:
Participant withdrawals	(562,413)	(25,636)
Administrative fees	(106,168)	(16,967)
Financial advisory fees	(125)	—
Trustee fees	(5,416)	(2,096)

Total deductions	(674,122)	(44,699)

Net increase	11,817,128	7,129,892
Net assets available for benefits
Beginning of period	7,129,892	—

End of period	$18,947,020	$7,129,892

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

1.	Summary of Significant Accounting Policies

Basis of accounting

The Kellogg Company Pringles Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established on June 1, 2012 under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

Recent accounting pronouncements

In December 2011, the FASB issued a new accounting standard that requires additional information regarding financial instruments and derivatives instruments that are offset or subject to an enforceable master netting arrangement or similar agreement. The update is effective for annual periods beginning on or after January 1, 2013. This guidance was adopted by the Plan on January 1, 2013. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.

The Plan’s interest in income (loss) of the Kellogg Company Master Trust (the “Master Trust”), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments, is included in the statements of changes in net assets available for benefits.

Guaranteed investment contracts

The Master Trust periodically enters into benefit-responsive investment contracts for which GSAM Stable Value, LLC has oversight effective November 18, 2013; previously managed by Dwight Asset Management Company. The contributions are maintained in a general account with each contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Master Trust also invests in synthetic guaranteed investment contract, the Master Trust enters into a contract with an issuer to receive a rate of return based on underlying investments which the Master Trust acquires, retains title to and holds in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units in other interests in other fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the “crediting rate”). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At the calendar year end, the present value of the differential between contract replacement cost and current contract cost was zero.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Investment contracts held by a defined-contribution plan are required to be reported at fair value. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.

	2013	2012
Average Yields
Based on actual earnings	-0.24%	3.04%
Based on interest rate credited to participants	1.76%	2.18%

Allocation of net investment income to participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Participant withdrawals

Benefit payments to participants are recorded when paid.

Notes receivable from participants

Notes receivable from participants are recorded at net realizable value.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Risks and uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Master Trust

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the “Company”) in a commingled investment fund known as the Master Trust for which BNY Mellon Corporation serves as the trustee.

Valuation of net investment in Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust at fair value plus the adjustments from fair value to contract value related to fully benefit-responsive investment contracts on the statements of net assets available for benefits.

Investment transactions and investment income from the Master Trust

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

2.	Provisions of the Plan

This Plan is a new plan, and was established effective as of June 1, 2012 as a result of the Pringles acquisition. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Plan administration

The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

The ERISA Finance Committee has appointed Aon Hewitt Financial Advisors powered by Financial Engines to provide financial advisory services to the Plan and participants not under a collectively bargained agreement.

Redemption fees

The Plan charges a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan participation and contributions

Generally, all employees who were hired on or after June 1, 2012 as a result of the acquisition of Pringles Manufacturing Company or who are technicians at the Pringles Manufacturing Company’s Jackson, Tennessee plant, are eligible to participate in the Plan on the date of hire.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual pre-tax wages. Participants were eligible to defer up to $17,500 and $17,000 in 2013 and 2012 respectively. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of up to $5,500 in 2013 and 2012.

Although not required, for each Plan year the Company may make a Discretionary Contribution to the Plan. To be eligible to share in the allocation of the Discretionary Contribution, the participant must generally be employed by the Company as of the last day of the Plan year. Each participant’s allocation of the Discretionary Contribution is determined primarily by hire date, years of service and is calculated as a percentage of pay. Employees may contribute to the Plan from their date of hire; however, applicable discretionary contributions are not made by the Company until the participant has completed one year of service.

Plan participants may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of 1 percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s Discretionary Contribution and (b) Plan earnings, and charged with an allocation of administrative and trust expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participant account balances are fully vested with regards to participant contributions. Participants who were hired on or after June 1, 2012 as a result of the acquisition of Pringles Manufacturing Company are fully vested in any Discretionary Employer Contributions made for them. Participants hired after June 1, 2012 are fully vested in any Discretionary Employer Contributions made for them after completing three years of vesting service. Forfeitures will be used first to restore any prior forfeiture and then used to reduce the amount of future Discretionary Contributions. At December 31, 2013 and 2012 there were no forfeited funds in the Plan. Please refer to the Plan document for additional information.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.

Participant distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum.

A participant can receive a distribution from the Plan due to retirement either on or after the date he attains age 55 after having completed at least 5 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments. For any investment in Kellogg Company Stock, the participant can elect to receive that portion of their distribution in shares.

Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, participants will become fully vested in their accounts. After payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

3.	Income Tax Status

This Plan is a new plan, and was established effective as of June 1, 2012. The Plan administrator will file no later than January 31, 2016 for a favorable letter of determination from the Internal Revenue Service regarding the Plan’s qualification under applicable income tax regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan may be subject to income tax examinations all periods subsequent to June 1, 2012.

4.	Related Party Transactions

Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by BNY Mellon Corporation. Kellogg Company is the Plan sponsor, and BNY Mellon Corporation is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

A flat annual fee is paid to the trustee as compensation for services performed under the Master Trust agreement. The trustee’s fee is payable monthly and accrued for daily.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 and 2012 to Form 5500.

	2013	2012
Net assets available for benefits per the financial statements	$18,947,020	$7,129,892
Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	2,440	2,319

Net assets available for benefits per the Form 5500	$18,949,460	$7,132,211

The following is a reconciliation of the Plan’s interest in income of Master Trust per the financial statements for the year ended December 31, 2013 and the period ended December 31, 2012 to Form 5500.

	2013	2012
Plan’s interest in income of Master Trust per the financial statements	$1,297,760	$59,518
Less:
Redemption, Trustee and administrative fees	(111,716)	(19,063)
Change in adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	121	2,319

Net investment gain from Master Trust investment accounts per the Form 5500	$1,186,165	$42,774

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

6.	Fair Value Measurements

The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2

Inputs to the valuation methodology include:

•     quoted prices for similar assets or liabilities in active markets;

•     quoted prices for identical or similar assets or liabilities in inactive markets;

•     inputs other than quoted prices that are observable for the asset or liability; and

•     inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

•	Money market funds: Valued using amortized cost, which approximates fair value.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

•

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 1). The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of the underlying investments is valued based on a quoted exchange, matrices, or models from pricing vendors. These underlying assets primarily consist of U.S. treasuries, Level 1; corporate debt, government agency debt, collective trusts and investment funds and mortgage-backed securities, Level 2; and wrapper contracts, Level 3. Government agency debt and corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issues with similar credit ratings. Mortgage-backed securities are valued based on valuation models. Collective trust and investment funds consist of term funds and bond funds. They are valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments consist primarily of debt investment securities. The fair value of each synthetic GIC wrapper is calculated by discounting the difference between the fair value of the underlying assets and the fair value of the current annual fee multiplied by the notional dollar amount of the contract.

•

Commingled funds: Valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments correspond with that of the S&P 500 index for the State Street Global Advisors S&P 500 Index and the Russell 1000 Growth Index for the T. Rowe Price Growth Stock Fund. The fair value of the State Street Global Advisors S&P 500 Index as of December 31, 2013 and 2012 was $305,907,851 and $236,168,807; respectively. The fair value of the T. Rowe Price Growth Stock Fund as of December 31, 2013 and 2012 was $104,629,724 and $0; respectively.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Master Trust’s practice regarding the timing of transfers between levels is to measure transfers in at the beginning of the month and transfers out at the end of the month. For the years ended December 31, 2013 and 2012, the Master Trust had no transfers between Levels 1, 2 or 3.

The following tables set forth by level, within the fair value hierarchy, the Kellogg Company Master Trust assets at fair value as of December 31, 2013 and 2012.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$10,081,849	$—	10,081,849
Mutual funds:
Domestic equity	—	373,416,554	—	373,416,554
International equity	—	193,047,360	—	193,047,360
Domestic debt	—	175,491,063	—	175,491,063
Commingled funds - domestic equity index	—	410,537,575	—	410,537,575
Common stock - Kellogg Company	130,845,956	—	—	130,845,956
Synthetic guaranteed investment contracts:
Cash and cash equivalents	5,151,335	6,889,966	—	12,041,301
Collective trusts and investment fund	—	459,107,880	—	459,107,880
Domestic corporate debt	—	47,516,516	—	47,516,516
International corporate debt	—	14,195,134	—	14,195,134
Domestic government securities	75,217,267	6,437,541	—	81,654,808
International government securities	—	618,165	—	618,165
Mortgage backed securities	—	21,965,037	—	21,965,037
Other	—	1,826,301	423,910	2,250,211

	$211,214,558	$1,721,130,941	$423,910	$1,932,769,409

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$23,393,455	$—	$23,393,455
Mutual funds:
Domestic equity	—	332,060,880	—	332,060,880
International equity	—	147,323,439	—	147,323,439
Domestic debt	—	197,863,269	—	197,863,269
Commingled funds - domestic equity index	—	236,168,807	—	236,168,807
Common stock - Kellogg Company	123,836,764	—	—	123,836,764
Synthetic guaranteed investment contracts:
Cash and cash equivalents	3,210,427	8,062,394	—	11,272,821
Collective trusts and investment fund	—	466,920,619	—	466,920,619
Domestic corporate debt	—	42,507,419	—	42,507,419
International corporate debt	—	12,273,749	—	12,273,749
Domestic government securities	56,574,441	3,249,080	—	59,823,521
International government securities	—	756,554	—	756,554
Mortgage backed securities	—	30,696,907	—	30,696,907
Other	—	6,420,012	407,015	6,827,027
Guaranteed investment contracts	—	—	12,208,688	12,208,688

	$183,621,632	$1,507,696,584	$12,615,703	$1,703,933,919

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2013 and 2012. The Plan’s ability to redeem guaranteed investment contracts at fair value is restricted in certain circumstances as described in Note 1. There are no such restrictions on redemption of other Plan investments. Commingled funds and collective trusts and investment funds allow redemptions by the Plan at the end of every business day.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

Guaranteed investment contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see Note 1). Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Company evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, yield or payout date) while others are substantiated utilizing available market data (for example, swap curve rate).

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the values for those inputs. The significant unobservable inputs used in the fair value measurements of the Plan’s guaranteed investment contracts are the swap rates and the current yield. A significant increase in the swap rate in isolation would result in a significantly lower fair value measurement, while a significant increase in the current yield in isolation would result in a significantly higher fair value measurement. For additional information on Guaranteed Investment Contracts see Note 1.

	As of December 31, 2012
Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Significant Input Value
Guaranteed Investment Contract	$12,208,688	Discounted Cash Flow	Current Yield Maturity Date Swap Rate	5.7% 10/15/2013 0.84%

Level 3 gains and losses

The following tables set forth a summary of changes in the fair value of the Master Trust and Plan’s Level 3 assets for the years ended December 31, 2013 and 2012.

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Level 3 Assets Year Ended December 31, 2013
Guaranteed Investment Contracts & Other
Balance, beginning of year	$12,615,703
Purchases	—
Sales	(12,278,288)
Realized gain	69,600
Unrealized gain	16,895

Balance, end of year	$423,910

Level 3 Assets Year Ended December 31, 2012
Guaranteed Investment Contracts & Other
Balance, beginning of year	$24,670,635
Purchases	—
Sales	(12,229,059)
Realized gain	50,642
Unrealized gain	123,485

Balance, end of year	$12,615,703

Unrealized gains/(losses) from the guaranteed investment contracts are not included in the statements of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

7.	Kellogg Company Master Trust

The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Master Trust net assets at December 31, 2013 and 2012 and the changes in net assets for the year ended December 31, 2013 and December 31, 2012 are as follows:

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Kellogg Company Master Trust

Schedule of Net Assets of Master Trust Investment Accounts

	2013	2012
General Investments at fair value
Money Market Funds	$10,081,849	$23,393,455
Common Stock - Kellogg Company	130,845,956	123,836,764
Commingled Funds	410,537,575	236,168,807
Mutual Funds	741,954,977	677,247,588
Guaranteed Investment Contracts	639,349,052	643,287,305

Total general investments	1,932,769,409	1,703,933,919

Receivables for securities sold	8,183,873	935,062
Other receivables	214,700	980,907

Total assets	1,941,167,982	1,705,849,888

Payable for securities purchased	(18,867,616)	(2,009,609)
Other payables	(423,726)	(588,454)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,130,692)	(23,202,218)

Net Assets	$1,913,745,948	$1,680,049,607

Percentage interest held by the Plan	0.5%	0.1%

Kellogg Company

Pringles Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012 and for the Year Ended December 31, 2013 and the Period June 1, 2012

(commencement of Plan operations) through December 31, 2012

Kellogg Company Master Trust

Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2013	2012
Earnings on investments
Interest	$12,189,722	$14,887,487
Dividends	14,575,498	19,077,729
Net appreciation in fair value of investments
Common Stock - Kellogg Company	11,838,704	12,122,683
Commingled Funds	105,046,829	33,164,301
Mutual Funds	117,524,225	80,248,355

Net appreciation	234,409,758	125,535,339

Total additions	261,174,978	159,500,555
Net transfer of assets out of investment account	(25,714,089)	(23,025,025)
Fees and commissions	(1,764,548)	(1,718,364)

Total distributions	(27,478,637)	(24,743,389)

Net change in net assets	233,696,341	134,757,166
Net assets
Beginning of year	1,680,049,607	1,545,292,441

End of year	$1,913,745,948	$1,680,049,607

8.	Subsequent Events

Effective January 1, 2014 the Plan changed trustee from BNY Mellon Corporation to The Northern Trust Company.

Kellogg Company

Pringles Savings and Investment Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Plan’s interest in Master Trust at fair value		$10,218,035

	* Participants	Loans, interest 4.25%, with due dates at various times through December 21, 2018.	$172,614
	* Parties-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY PRINGLES SAVINGS AND INVESTMENT PLAN

Date: June 25, 2014	By:	/s/ Ronald L. Dissinger
	Name:	Ronald L. Dissinger
	Title:	Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm